                                                   -----------------------------
                                                              OMB APPROVAL
                                                   -----------------------------
                                                    OMB NUMBER:  3235-0145
                                                    EXPIRES:   OCTOBER 31, 1997
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE  14.90
                                                   -----------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            THE FORTRESS GROUP, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)
                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
                                   34956K108
                                   ---------
                                 (CUSIP NUMBER)

                                 Murry N. Gunty
                          Prometheus Homebuilders LLC
                     LF Strategic Realty Investors II L.P.
                        30 Rockefeller Plaza, 63rd Floor
                              New York, NY  10020
                                 (212) 632-6000

                                with a copy to:

                           R. Ronald Hopkinson, Esq.
                                Latham & Watkins
                                885 Third Avenue
                    New York, New York  10022 (212) 906-1200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                           February 19, 1998
                         -----------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.    34956K108                                  PAGE    2       OF  13
------------------------------                          -----------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Prometheus Homebuilders LLC
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]

                                                                        (b)[X]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS
        AF (See Item 3)

--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]


--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------

  NUMBER OF         7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY          7,545,512/1/
   OWNED BY       -------------------------------------------------------------
     EACH
  REPORTING         8  SHARED VOTING POWER
    PERSON
     WITH              None
                  -------------------------------------------------------------

                    9  SOLE DISPOSITIVE POWER

                       7,545,512

                  -------------------------------------------------------------

                   10  SHARED DISPOSITIVE POWER

                       None
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,545,512

-------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [x]

-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        41.3%

-------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        OO (limited liability company)
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


-----------------------
1. Including 6,666,667 shares of Common Stock receivable upon conversion of the Class AA Preferred Stock (as defined in the preamble) (See Item 5).

CUSIP NO.    34956K108                                  PAGE    3       OF  13
-------------------------------                         ------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LF Strategic Realty Investors II L.P.

-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]

                                                                        (b)[x]

-------------------------------------------------------------------------------

3       SEC USE ONLY

-------------------------------------------------------------------------------

4       SOURCE OF FUNDS
        AF (See Item 3)

-------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

-------------------------------------------------------------------------------

  NUMBER OF        7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY         7,545,512/2/
   OWNED BY
     EACH          ------------------------------------------------------------
  REPORTING
    PERSON         8  SHARED VOTING POWER
     WITH
                      None

                   ------------------------------------------------------------

                   9  SOLE DISPOSITIVE POWER

                      7,545,512

                   ------------------------------------------------------------

                  10  SHARED DISPOSITIVE POWER

                      None

-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,545,512

-------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]


-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        41.3%

-------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

        PN (limited partnership)

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
-------------------------
2. Including 6,666,667 shares of Common Stock receivable upon conversion of the Class AA Preferred Stock (as defined in the preamble) (See Item 5).

      This Amendment No. 2, dated March 3, 1998, which amends and restates in its entirety the Schedule 13D, dated August 25, 1997, as amended by Amendment No. 1, dated October 14, 1997 (the "Previous Statement"), of the Reporting Persons (as defined below) is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the purchase by Prometheus (as defined below) of (i) an aggregate of 40,000 shares of Class AA Convertible Preferred Stock, $0.01 par value per share (the "Class AA Preferred Stock"), (ii) an aggregate of 35,000 shares of Class AB Preferred Stock apportioned between Class ABI Convertible Redeemable Preferred Stock, $0.01 par value per share (the "Class ABI Preferred Stock") and Class ABII Convertible Redeemable Preferred Stock, $0.01 par value per share (the "Class ABII Preferred Stock," and together with the Class AA Preferred Stock and Class ABI Preferred Stock, the "Preferred Stock"), (iii) an aggregate of 1,000,000 warrants (the "Warrants"), each to purchase initially one share of common stock, $0.01 par value per share (the "Common Stock") of The Fortress Group, Inc., a Delaware corporation (the "Issuer" or the "Company"), (iv) an aggregate of up to 5,714,286 warrants
(the "Supplemental Warrants"), each to purchase initially one share of Common Stock of the Issuer, and (v) 878,845 shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the Reporting Persons deemed beneficial owners of Common Stock existing by virtue of the execution of (a) the Stock Purchase Agreement (as defined in Item 4), whereby Prometheus has agreed to purchase (i) the Class AA Preferred Stock and the Class AB Preferred Stock, each convertible into shares of Common Stock and each having voting rights with the Common Stock, and (ii) the Warrants and Supplemental Warrants exercisable for Common Stock and
(b) the Builders Stock Purchase Agreements (as defined in Item 4), whereby Prometheus has agreed to purchase an aggregate of 878,845 shares of Common Stock from the Shareholders (as defined below). The Issuer's principal executive offices are located at 1650 Tysons Boulevard, Suite 600, McLean, Virginia 22102.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This statement is filed by Prometheus Homebuilders LLC, a Delaware limited liability company ("Prometheus"), and LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II") (together, the "Reporting Persons").

      (b) The principal business offices of the Reporting Persons are c/o Lazard Freres Real Estate Investors LLC ("LFREI"), 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

      (c) Prometheus is a special purpose investment vehicle formed to acquire the Common Stock of the Company and the Preferred Stock, Warrants and Supplemental Warrants as contemplated by the Stock Purchase Agreement. LFSRI II is an investment partnership formed to invest in companies active in the real estate industry. The sole owner of Prometheus is LFSRI II, and the general partner of LFSRI II is LFREI. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC. ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein.

      (d) and (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in
Schedule 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Each person listed on such Schedule 1 is a citizen of the United
States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The consummation of the transactions contemplated by the Stock Purchase Agreement will require aggregate funds of approximately $75.0 million. The purchase of the Common Stock pursuant to the Builders Stock Purchase Agreements shall require approximately an additional $3,515,380. The funds for both transactions are to be made available from capital commitments of the Limited Partners of LFSRI II and/or from lines of credit made available to LFSRI II.

ITEM 4.       PURPOSE OF TRANSACTION.

      The beneficial ownership of the shares of Common Stock that are the subject of this Amendment have been acquired from the Issuer for the purpose of establishing an investment interest in the Issuer. Except as described herein and in Item 6 below, the Reporting Persons have no present plan or proposal which relates to or would result in any of the events referred to in paragraphs
(a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to take one or more of such actions or to increase or decrease the size of their investment in the Company.

      The securities have been acquired pursuant to the Second Amended and Restated Stock Purchase Agreement, dated February 19, 1998, between the Issuer and Prometheus (the "Stock Purchase Agreement"). Subject to the terms and conditions of the Stock Purchase Agreement, the Issuer shall sell to Prometheus
(i) an aggregate of 40,000 shares of Class AA Preferred Stock, (ii) an aggregate of 35,000 shares of Class AB Preferred Stock apportioned between Class ABI Preferred Stock and Class ABII Preferred Stock as described below and (iii) an aggregate of 1,000,000 Warrants and up to 5,714,286 Supplemental Warrants. In addition to the acquisition of securities described below, following the approval of the holders of the requisite number of shares of outstanding Common Stock of the Company (the "Stockholder Approval"), the structure of the Issuer's board of directors shall be altered pursuant to the Stockholders Agreement (defined below) as described in Item 6.

      Upon completion of the transactions contemplated by the Stock Purchase Agreement (the "Transaction"), Prometheus shall beneficially own 40,000 shares of Class AA Preferred Stock with an aggregate liquidation value of $40,000,000. Holders of the Class AA Preferred Stock are entitled to vote on all matters voted on by holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Company, and each share of Class AA Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Class AA Preferred Stock is convertible based on the Mandatory Conversion Price (as defined in the Class AA Certificate of Designations attached hereto as Exhibit 7 and incorporated herein by reference). Dividends shall accrue cumulatively at 12% per annum until the Second Closing (as defined below) and at 6% per annum from and after the Second Closing, and shall compound quarterly on the aggregate liquidation value of the Class AA Preferred Stock then outstanding, payable quarterly in arrears. Class AA Preferred Stock is convertible at any time after the date of its issuance, at the holder's option, into shares of Common Stock at a conversion price of $6.00 per share, subject to certain adjustments, as set forth in the Class AA Certificate of Designations. Notwithstanding the above, all, but not less than all, of the Class AA Preferred Stock may be converted at any time after the Second Closing, at the Company's option, into shares of Common Stock at a conversion price of $6.00 per share, subject to certain adjustments, when the average of the closing prices of the Common Stock, for the 90 days preceding conversion, is equal to or exceeds $12.00 per share.

      Prometheus also shall beneficially own 35,000 shares of Class AB Preferred Stock, consisting of Class ABI Preferred Stock and Class ABII Preferred Stock, with an aggregate liquidation value of $35,000,000. Holders of the Class ABI Preferred Stock are entitled to vote on all matters voted on by the holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Company, and each share of Class ABI Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such shares of Class ABI Preferred Stock would be convertible if the conversion price was $5.25. Holders of Class ABII Preferred Stock are entitled to vote on all matters voted on by the holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Company other than in respect of the election of Directors (provided that the Class ABII shall vote in the election of Directors if (i) the price of the Common Stock (as measured by the Current Market Price (as defined in the Class ABII Certificate of Designations)) is less than $3.00 per share (such amount to be adjusted for stock splits and recombinations as appropriate) and (ii) the holder provides notice to the Company that it elects to obtain such voting right), and each share of Class ABII Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Class ABII Preferred Stock would be convertible if the conversion price was $5.25. Dividends shall accrue cumulatively at 12% per annum and compound quarterly on the aggregate liquidation value of the Class AB Preferred Stock then outstanding, payable quarterly in arrears. Class ABI Preferred Stock and Class ABII Preferred Stock are convertible at any time on or after the fourth anniversary of the issuance, at the option of the holder, into shares of Common Stock at a price equal to 95% of the average of the closing prices of the Company's Common Stock for the thirty consecutive trading days commencing forty-five consecutive trading days before the applicable conversion date (the "Conversion Price"), as set forth in the Class ABI and Class ABII Certificates of Designations attached hereto as Exhibits 8 and 9, respectively, and incorporated herein by reference. At the option of the Issuer on or after the fifth anniversary of the issuance, the Issuer may convert all, but not less than all, of the aggregate shares of Class ABI Preferred Stock and Class ABII Preferred Stock into Common Stock at the Conversion Price. The Class AB Preferred Stock may be redeemed, in whole, but not in part, at any time after five years from the Initial Issue Date, at the option of the Company.

      Prometheus shall receive Warrants exercisable for an aggregate of 1,000,000 shares of Common Stock at an exercise price per share equal to $7.00. At any time after September 30, 2001 but prior to September 30, 2003, the holder shall have the option to adjust the exercise price per share and the number of shares for which the Warrants are exercisable as set forth in the Warrant Agreement attached hereto as Exhibit 5 and incorporated herein by reference.
All Warrants are exercisable between September 30, 1999 and September 30, 2004. At the option of the holder, the Warrants may be exercised by applying the value of shares of Common Stock otherwise receivable by the holder upon exercise in payment of the exercise price.

      Prometheus also shall receive Supplemental Warrants exercisable for an aggregate of 5,714,286 shares of Common Stock at an exercise price per share equal to $0.01. Whenever the Conversion Price of the Class AA Preferred Stock is adjusted (the "Adjustment Date"), the Company shall calculate the average of the quoted prices of the Common Stock for the 60 days preceding such date (the "Issue Price"). The aggregate number of Supplemental Warrants which are exercisable as of such date shall be adjusted dependent upon the Issue Price as set forth in the Supplemental Warrant Agreement attached hereto as Exhibit 6 and incorporated herein by reference. The holder shall have the option to exercise such Supplemental Warrants at any time after September 30, 2001 but prior to the earliest of (i) March 31, 2004, (ii) the first Adjustment Date for which the Issue Price is $5.00 or less and (iii) the Mandatory Conversion Date (as defined in the Certificate of Designations of the Class AA Preferred Stock). At the option of the holder, the Supplemental Warrants may be exercised by applying the value of shares of Common Stock otherwise receivable by the holder upon exercise in payment of the exercise price.

      The Certificate of Incorporation and Bylaws of the Issuer, as well as the bylaws of the Issuer's subsidiaries, shall be amended (respectively, the "Certificate Amendments" and the "Bylaws Amendments") in connection with the transactions contemplated under the Stock Purchase Agreement, in order to (i) increase the authorized number of shares of Common Stock, (ii) incorporate the Preferred Stock Certificates of Designations and (iii) adopt the terms and conditions of the Stockholders Agreement.

    The Transaction will be consummated in three or more stages. On September 30, 1997 (the "First Closing"), Prometheus purchased from the Issuer (i) 11,700 shares of Class AA Preferred Stock and (ii) 375,000 Warrants.

      On February 27, 1998, or such other date as the parties shall agree (the "Second Closing"), Prometheus shall purchase from the Issuer 28,300 shares of Class AA Preferred Stock. In addition, contingent upon the Second Closing, certain existing shareholders (the "Shareholders") of the Company have agreed to sell to Prometheus pursuant to six separate stock purchase agreements, each dated February 19, 1998 (collectively, the "Builders Stock Purchase Agreements"), an aggregate of 878,845 shares of Common Stock at a purchase price of $4 per share. A copy of each Builders Stock Purchase Agreement is attached as Exhibit 10 through 15 hereto and incorporated by reference herein.

      Following the Second Closing, the Issuer shall be obligated to sell to Prometheus at one or more subsequent closings (the "Subsequent Purchases") an aggregate of 35,000 shares of Class AB Preferred Stock, apportioned between the Class ABI Preferred Stock and the Class ABII Preferred Stock such that Prometheus has no more than 45% of the total voting power of the Issuer on the date of issuance of such Class AB Preferred Stock with respect to the election of directors to the Board of Directors generally (other than directors elected exclusively by holders of Preferred Stock), but so that the Issuer shall issue the maximum amount of Class ABI Preferred Stock it is permitted to issue before issuing any Class ABII Preferred Stock. Concurrently with the earlier of (i) the first sale of Class AB Preferred Stock (or substituted debt instrument, as described below) or (ii) notification to the Company by Prometheus that it has failed to purchase the amount of Class AB Preferred Stock required by the Stock Purchase Agreement (which notice shall not be delivered prior to December 31, 1998), the Company shall issue to Prometheus 625,000 Warrants and up to 5,714,286 Supplemental Warrants. The Issuer shall give Prometheus notice of at least twenty business days of any Subsequent Purchase and shall require Prometheus to purchase no fewer than 10,000 shares of Class AB Preferred Stock unless such purchase is of the balance of the Class AB Preferred Stock. The Issuer shall be obligated to require Prometheus to make Subsequent Purchases of all of the Class AB Preferred Stock on or before December 31, 1998.

      If, following the Second Closing, Prometheus consents to a merger or consolidation of the Company with a bona fide third party such that, following the transaction, more than 51 percent of the Common Stock is beneficially owned by such third party, the Company shall have the right to be released from its obligations under the Stock Purchase Agreement to sell to Prometheus the then-unissued balance of the Preferred Stock at one or more Subsequent Purchases.

      As set forth in Item 6, in certain circumstances following the Second Closing, the holders of Preferred Stock shall be entitled to appoint a majority of the Board of Directors. As a result of the foregoing, upon consummation of the Second Closing, the holders of Preferred Stock will have substantial influence over, and could under certain circumstances exercise effective control of, the direction and management of the Company and the conduct of its business. As described in Item 5, upon conversion of the Preferred Stock and exercise of the Warrants and Supplemental Warrants, the Reporting Persons could hold more than 50% of the Common Stock of the Company.

      The Second Closing and all Subsequent Purchases will be subject to the following conditions: (1) stockholder approval of all items necessary to effectuate the transactions as contemplated by the Stock Purchase Agreement and the Ancillary Documents, (2) effectiveness of the Certificate Amendments and Bylaws Amendments, (3) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, (4) the filing of the ABI Preferred Stock Certificate of Designations and ABII Preferred Stock Certificate of Designations with the Secretary of State of the State of Delaware, (5) the amendment of certain employment agreements of the Company and
(6) the satisfaction of various other customary closing conditions.

      Further, the Issuer may agree to sell to Prometheus, on the same terms as the previous sales, up to an additional (i) 13,333 shares of Class AA Preferred Stock, (ii) 11,667 shares of Class AB Preferred Stock, apportioned between Class ABI Preferred Stock and Class ABII Preferred Stock as set forth above, (iii) 333,250 Warrants and (iv) 1,904,762 Supplemental Warrants (collectively, the "Additional Securities"). Prometheus also has the right of first refusal with respect to any bona fide offer to purchase up to $25 million of equity capital of the Issuer. Because neither the Issuer nor Prometheus are under any obligation to engage in the purchase or sale of such additional securities, the Reporting Persons disclaim beneficial ownership of such additional shares of Common Stock subject to such future transactions. Moreover, the Warrants and Supplemental Warrants to be issued pursuant to the Stock Purchase Agreement are not exercisable until 1999 and 2001, respectively, and the Class AB Preferred Stock is not convertible into Common Stock until 2001. Therefore, the Reporting Persons disclaim beneficial ownership of any Common Stock into which the Warrants and Supplemental Warrants are exercisable or the Class AB Preferred Stock is convertible subject to future transactions.

      The Company shall have the right to issue a debt instrument in lieu of all or any portion of the Class AB Preferred Stock to be issued, provided that such debt instrument contains terms and conditions that are no less favorable to Prometheus than the terms and conditions of the Class ABI Preferred Stock.

      The foregoing discussion of the Stock Purchase Agreement is qualified in its entirety by the full text of such agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Assuming (i) consummation of the sale by the Company of all shares issuable pursuant to the Stock Purchase Agreement, (ii) the conversion of the 40,000 shares Class AA Preferred Stock into Common Stock at a conversion price of $6.00 per share for approximately 6,666,667 shares of Common Stock and (iii) the purchase of 878,845 shares of Common Stock from the Shareholders, such 7,545,512 shares would represent approximately 41.3% of the approximately 18,279,261 issued and outstanding shares of the Issuer, based on the number of shares of Common Stock outstanding as of January 14, 1998, as disclosed in the Company's most recent Proxy Statement, and the conversion of the Preferred Stock into Common Stock.

      Assuming further, based on a conversion price of $6.00 per share for the Class AA Preferred Stock and an assumed conversion price of $5.25 per share for the Class AB Preferred Stock, (i) the conversion of 35,000 shares of the Class AB Preferred Stock into Common Stock at an assumed conversion price of $5.25 per share for approximately 6,666,667 shares of Common Stock, (ii) the exercise of the Warrants for 1,000,000 shares of Common Stock, (iii) the exercise of the Supplemental Warrants for 5,714,286 shares of Common Stock and (iv) the consummation of the sale to Prometheus of the Additional Securities for 6,682,464 shares of Common Stock/3/, each of which the Reporting Persons disclaim beneficial ownership in Item 4, such 20,063,417 shares, in addition to the 7,545,512 shares previously acquired for a total of 27,608,929 shares, would represent approximately 72.0% of the approximately 38,342,678 shares of Common Stock issued and outstanding as a result of such conversion of the Preferred Stock and exercise of the Warrants and the Supplemental Warrants.


      The calculations of the interest in securities are based on (i) assumed conversion and exercise prices and do not take into consideration any adjustments to such conversions and exercise prices and (ii) the Common Stock of the Issuer issued and outstanding as of January 14, 1998 and does not take into account any increase or decrease in the amount of Common Stock issued and outstanding other than the conversion of the Preferred Stock and the exercise of the Warrants and Supplemental Warrants.

      Please see Item 4 and the terms set forth in the Class AA, Class ABI and Class ABII Certificates of Designations attached hereto as Exhibits 7 through 9, respectively, and incorporated herein by reference, the Warrant Agreement attached hereto as Exhibit 5 and incorporated herein by reference and the Supplemental Warrant Agreement attached hereto as Exhibit 6 and incorporated herein by reference.

      (b) Prometheus has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Statement, subject to the terms of the Stockholders Agreement described in Item 6.



---------------------------
/3/ Calculated as the aggregate shares of Common Stock resulting from (i) converting 13,333 shares of Class AA Preferred Stock into approximately 2,222,167 shares of Common Stock, (ii) converting 11,667 shares of Class AB Preferred Stock into approximately 2,222,286 shares of Common Stock and (iii) exercising the 333,250 Warrants and 1,904,762 Supplemental Warrants.

      (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the parties listed on Schedule 1 hereto have acquired any shares of Common Stock of the Company during the past sixty days, other than the purchases reported herein.

      (d) Prometheus has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On September 30, 1997, Prometheus and certain individuals (named below) entered into a stockholders' voting agreement (the "Stockholders' Voting Agreement"). At the Second Closing, (i) Prometheus, the Issuer and the stockholders named therein shall enter into an amended and restated stockholders agreement (the "Stockholders Agreement"), (ii) Prometheus and the Issuer shall enter into an amended and restated registration rights agreement (the "Registration Rights Agreement") and (iii) Prometheus and the Issuer shall enter into an amended and restated warrant agreement (the "Warrant Agreement"). In addition, the Company and Prometheus shall enter into a supplemental warrant agreement (the "Supplemental Warrant Agreement" and, collectively with the Stockholders' Voting Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Warrant Agreement, the "Ancillary Documents") at the closing of the first Subsequent Purchase.

      The Stockholders Agreement contemplates that the Issuer will take all action following the Stockholder Approval necessary to cause (i) the Board to be structured to consist of fifteen members (subject to increase in the case of an Adverse Event (as defined in the Stockholders Agreement)), (ii) the holders of Preferred Stock, voting separately as a single class, to have the exclusive right to elect a minimum of three Directors (each such Director, a "Preferred Stock Director"), (iii) any increases in the size of the Board to result in an increase in the number of Preferred Stock Directors such that they represent at least 20% of the votes exercisable by the Board and (iv) at least a proportionate number of Preferred Stock Directors to serve on each committee of the Board (provided that the Executive Committee shall consist of five members of which two members shall be Preferred Stock Directors) and at least one Preferred Stock Director to serve on the governing body of each of the Issuer's subsidiaries and affiliates, other than operational home building companies. Pursuant to the Stockholders Agreement, under certain circumstances Prometheus will have the right to participate in the issuance or sale by the Company of any shares of its capital stock so that Prometheus can maintain its proportionate share of outstanding capital stock of the Company. In addition, Prometheus will have certain tag-along rights if the Executive Shareholders (as defined in the Stockholders Agreement) sell their beneficial interest in the Common Stock. In the case of an Adverse Event, the holders of Class AA Preferred Stock and Class AB Preferred Stock, voting separately as a single class, shall have the exclusive right to elect sufficient Preferred Stock Directors to constitute a majority of the Board of Directors and all committees of the Board of Directors. The size of the Board of Directors and all committees of the Board of Directors shall be automatically increased in order to effect any such additional directors. This right shall continue until such time as the conditions giving rise to the Adverse Effect are no longer in effect for two consecutive quarters, as further described in the Certificates of Designations of the Preferred Stock.

      After the Bylaws Amendments shall have become effective, neither the Issuer nor its subsidiaries may take certain actions without the affirmative vote of over eighty-one percent of either (i) the Directors or (ii) the members of a five member executive committee established under the Stockholders Agreement. The Certificate of Incorporation and Bylaws of the Issuer and its subsidiaries shall be amended by the time of the Second Closing to give effect to the terms of the Stockholders Agreement.

      Pursuant to the Registration Rights Agreement, the Issuer shall grant Prometheus demand registration rights to facilitate the resale of the Common Stock owned by it and shall also grant Prometheus certain piggyback rights to sell a portion of its shares in connection with offerings of securities by the Issuer for its own account.

      Pursuant to the Warrant Agreement, the Company will grant to Prometheus warrants to purchase up to an aggregate of one million shares of Common Stock, subject to adjustment. The warrants will be exercisable commencing on September 30, 1999 and ending on September 30, 2004, at the exercise prices set forth therein.

      Pursuant to the Supplemental Warrant Agreement, the Company will grant to Prometheus warrants to purchase up to an aggregate of 5,714,286 shares of Common Stock, subject to adjustment, at an exercise price per share equal to $0.01.
The warrants will be exercisable commencing on September 30, 2001 and ending on the earliest of (i) March 31, 2004, (ii) the first Adjustment Date (as defined above) for which the Issue Price (as defined above) is $5.00 or less and (iii) the Mandatory Conversion Date (as defined in the Certificate of Designations of the Class AA Preferred Stock).

      Pursuant to the Stockholders' Voting Agreement, the following stockholders of the Company have agreed to vote their voting shares of Common Stock for the Transactions as contemplated by the Stock Purchase Agreement: J. Marshall Coleman, James J. Martell, Jr., Robert R. Short, J. Christopher Stuhmer, Thomas Buffington, Lawrence J. Witek, Lanold W. Caldwell, James M. Gidden, Edward A. Kirkpatrick and Patricia A. Donnelly. This Agreement shall terminate at the Second Closing. Each Stockholder agrees not to sell or otherwise transfer any of its voting shares of capital stock of the Issuer until the Second Closing.

      All references to the Ancillary Documents are qualified in their entirety by the full text of such agreements and amendments, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Amended and Restated Stock Purchase Agreement dated as of February 19, 1998 among the Issuer and Prometheus

         Exhibit 2. Stockholders' Voting Agreement dated as of September 30, 1997 among the Issuer and certain stockholders listed therein

         Exhibit 3. Form of Amended and Restated Registration Rights Agreement between the Company and Prometheus

         Exhibit 4. Form of Amended and Restated Stockholders Agreement between Prometheus, the Issuer and certain stockholders listed therein

         Exhibit 5. Form of Amended and Restated Warrant Agreement between Prometheus and the Issuer

         Exhibit 6. Form of Supplemental Warrant Agreement between Prometheus and the Issuer

         Exhibit 7.  Class AA Certificate of Designations

         Exhibit 8.  Form of Class ABI Certificate of Designations

         Exhibit 9.  Form of Class ABII Certificate of Designations

         Exhibit 10. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and Edward A. Kirkpatrick

         Exhibit 11. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and James M. Giddens

         Exhibit 12. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and J. Christopher Stuhmer

         Exhibit 13. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and Lanold W. Caldwell

         Exhibit 14. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and Lawrence J. Witek

         Exhibit 15. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and Thomas B. Buffington

         Exhibit 16. Joint Filing Agreement

                                   SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  PROMETHEUS HOMEBUILDERS LLC

                  By:   LF Strategic Realty Investors II L.P.,
                        as sole member

                  By: Lazard Freres Real Estate Investors L.L.C., as general partner


                  By: /s/ Murry N. Gunty
                      __________________________________________
                  Name: Murry N. Gunty
                  Title:  Principal



                  LF STRATEGIC REALTY INVESTORS II L.P.

                  By: Lazard Freres Real Estate Investors L.L.C., as general partner


                  By: /s/ Murry N. Gunty
                      __________________________________________
                  Name: Murry N. Gunty
                  Title:  Principal



Dated:  March 2, 1998

                                   SCHEDULE I


                   EXECUTIVE OFFICERS OF PROMETHEUS AND LFREI

          The business address for each of the following persons is 30
               Rockefeller Plaza, 63rd Floor, New York, NY 10020.


NAME OF OFFICER                       PRESENT AND PRINCIPAL OCCUPATION
----------------------------  -------------------------------------------------
   Arthur P. Solomon          Principal of LFREI
   Anthony E. Meyer           Principal of LFREI
   Robert P. Freeman          Principal of LFREI
   Klaus P. Kretschmann       Principal of LFREI
   Murry N. Gunty             Principal of LFREI
   Thomas M. Mulroy           Senior Vice President of LFREI
   Lorenzo L. Lorenzotti      Secretary of LFREI
   Henry C. Herms             Comptroller of LFREI

                                 EXHIBIT INDEX

         Exhibit 1. Amended and Restated Stock Purchase Agreement dated as of February 19, 1998 among The Fortress Group, Inc. (the "Issuer") and Prometheus Homebuilders LLC ("Prometheus")

         Exhibit 2. Stockholders' Voting Agreement dated as of September 30, 1997 among the Issuer and certain stockholders listed therein

         Exhibit 3. Form of Amended and Restated Registration Rights Agreement between the Company and Prometheus

         Exhibit 4. Form of Amended and Restated Stockholders Agreement between Prometheus, the Issuer and certain stockholders listed therein

         Exhibit 5. Form of Amended and Restated Warrant Agreement between Prometheus and the Issuer

         Exhibit 6. Form of Supplemental Warrant Agreement between Prometheus and the Issuer

         Exhibit 7.  Class AA Certificate of Designations

         Exhibit 8.  Form of Class ABI Certificate of Designations

         Exhibit 9.  Form of Class ABII Certificate of Designations

         Exhibit 10. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and Edward A. Kirkpatrick

         Exhibit 11. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and James M. Giddens

         Exhibit 12. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and J. Christopher Stuhmer

         Exhibit 13. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and Lanold W. Caldwell

         Exhibit 14. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and Lawrence J. Witek

         Exhibit 15. Stock Purchase Agreement dated February 19, 1998 between
                     Prometheus and Thomas B. Buffington

         Exhibit 16. Joint Filing Agreement